SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549



                               SCHEDULE 13D
                              (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                        Excel Communications, Inc.
          -------------------------------------------------------
                             (Name of Issuer)


                               Common Shares
          -------------------------------------------------------
                      (Title of Class of Securities)


                                 30065K104
          -------------------------------------------------------
                              (CUSIP Number)


Marc J. Ryan, Vice-President, Associate General Counsel and Corporate Secretary
         BCE Inc., 1000 rue de la Gauchetiere Ouest, bureau 3700,
                     Montreal (Quebec),H3B 4Y7, Canada
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               June 14, 1998
          -------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


                      (Continued on following pages)



                              John Sypnowich
                               Legal Counsel

                      Telephone      : (514) 397-7059
                      Fax            : (514) 397-7263


CUSIP NO.  30065K104                13D                      Page 2 of 6 Pages


 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BCE INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]
          NOT APPLICABLE

 3     SEC USE ONLY

 4     SOURCE OF FUNDS

           WC

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                [ ]

          NOT APPLICABLE

 6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA

     NUMBER OF             7  SOLE VOTING POWER             11,000,0005
       SHARES
    BENEFICIALLY           8  SHARED VOTING POWER           0
      OWNED BY
        EACH               9  SOLE DISPOSITIVE POWER        11,000,000
     REPORTING
       PERSON             10  SHARED DISPOSITIVE POWER      0
        WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,000,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *                                                            [ ]

          NOT APPLICABLE

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          Approximately 7.8% (fully diluted)

14     TYPE OF REPORTING PERSON

          CO

                   SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.      Security and Issuer

             The class of equity securities to which this statement relates is the common stock, par value $.001 per share of Excel
             Communications, Inc. ("Excel"). The principal place of business of Excel is 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231.

             On June 14, 1998, BCE Inc. ("BCE"), entered into agreements to purchase 11,000,000 shares of Excel common stock (the "Excel Shares") pursuant to eight Stock Purchase Agreements dated as of June 14, 1998 between BCE and certain selling shareholders that are not officers or directors of Excel (the "Stock Purchase Agreements"). A form of the Stock Purchase Agreements is filed herewith as Exhibit B to this Schedule 13D and is hereby incorporated herein by reference.

Item 2.      Identity and Background

             The name of the person filing this statement is BCE, a corporation incorporated under the Canada Business Corporations Act and Canada's largest telecommunications company. The address of the principal office of BCE is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, H3B 4Y7.

             The name, business address, present principal occupation or employment and citizenship of each director and executive officer of BCE as at June 23, 1998 is set forth on Exhibit A attached hereto.

             During the last five years, neither BCE, nor any other person controlling BCE, nor any of the persons listed on Exhibit A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

             The aggregate purchase price for the Excel Shares pursuant to the Stock Purchase Agreements will be US$ 264,000,000. The source of funds used to purchase the shares will be BCE's working capital.

Item 4.      Purpose of Transaction

             BCE is purchasing the shares for the purpose of investment and to maintain its percentage ownership of common shares of Teleglobe Inc. ("Teleglobe"), as part of its strategic relationship with Teleglobe. BCE is currently the record and beneficial owner of approximately 24% of the common shares outstanding of Teleglobe. On June 14, 1998, Teleglobe, Excel and a wholly owned subsidiary of Teleglobe entered into an agreement and plan of merger which provides for the combination of Teleglobe and Excel and the exchange of Excel common stock for common shares of Teleglobe (the "Merger"). Including the common shares of Teleglobe to be received in exchange for the Excel Shares pursuant to Merger, BCE will own approximately 16% (fully diluted) shares of the combined company after the consummation of the Merger. In addition, BCE has a Subscription Agreement with Teleglobe which gives BCE preemptive rights to maintain its existing percentage ownership of Teleglobe common shares.

             Except as set forth above, neither BCE, nor any person controlling BCE, nor any of the persons named on Exhibit A, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
             Item 4 of Exhibit 13D.

Item 5.      Interest in Securities of Excel

(a) BCE will acquire and, for purpose of Rule 13d-3 of the Exchange Act promulgated under the Exchange Act, will beneficially own 11,000,000 shares, representing approximately 7.8% (fully diluted) of the outstanding common shares of Excel. The Excel Shares will be purchased for US$ 24 per share in private transactions pursuant to the Stock Purchase Agreements. Subject to the satisfaction or waiver of all conditions to closing set forth in Stock Purchase Agreements, the closing for a portion of BCE's purchase of Excel Shares is expected to take place on or about June 29, 1998 and the closing for the remaining portion is expected to take place on or about July 10, 1998.

             Except as set forth in this Item 5, neither BCE nor any other person controlling BCE or any persons named in Exhibit A hereto beneficially owns any Common Shares of Excel.

(b) BCE will have the sole voting power and sole power to dispose or direct the disposition of 11,000,000 shares of Excel common stock.

(c) Except for the transaction described in Item 4 hereof, no transactions in securities of Excel have been effected during the last 60 days by BCE, or any other person controlling BCE, or any of the persons named in Exhibit A.

(d)          Inapplicable.

(e)          Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Excel

             To the best knowledge of BCE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Excel, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits

             Exhibit A - Directors and Officers of BCE

             Exhibit B - Form of Stock Purchase Agreement dated as of June 14,
                         1998 between BCE and the selling shareholder named therein.




                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 26, 1998
-----------------------
(Date)



BCE INC.


By: /s/ Pierre N. Lessard
    ----------------------------
(Name) Pierre N. Lessard
(Title) Vice-President and Treasurer